June 18, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549-7010

Attention:  Mr. Rufus Decker, Accounting Branch Chief

RE:          Form 10-K for the fiscal year ended June 28, 2008
Form 10-Q for the period ended December 27, 2008
Definitive Proxy Statement filed September 17, 2008
File No. 1-367

Dear Mr. Decker:

We have reviewed your comment letters dated May 28 and June 8, 2009 and have provided detailed responses keyed to your letters.  We will address staff comments in future filings where applicable:

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 28, 2008

1.	Comment:
General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:
Revisions are planned for our Fiscal 2009 Form 10-K filing and subsequent interim filings as well.

2.	Comment:
General

We note your responses to comment 2 of our letter dated April 9, 2009.  In a similar manner to your response to prior comment 10 in your letter dated March 27, 2009, please disclose why it is not practical to provide the disclosures required by paragraph 37 of SFAS 131.

Response:
Currently, the financial information used to produce general purpose financial statements is based on a geographic summary of multiple products for that location and is not based upon product lines.  Our general ledgers at these locations can not provide this detail by product line.  As a result, it is not practical (paragraph 37 of SFAS 131) to report revenues from external customers for each product line.  We will discuss this in our Fiscal 2009 Form 10-K filing.

3.	Comment:
General

Please address the above comments in your interim filings as well.

Response:

Revisions will be made to our interim filings in the future.

4.	Comment:
Note 4.  Goodwill and Intangibles, page 8

We note your response to comments 5 and 6 of our letter dated April 9, 2009.  Your response to comment 5 states that you do not believe that you have nine operating segments.  However, your response to comment 6 states that you have (and are managed through) nine manufacturing plants or reporting units, which are Scotland, Brazil, Athol, MA, Cleveland, OH, Mt. Airy, NC, China, Waite Park, MN, Laguna Hills, CA, and the Dominican Republic and that internal operating statements used by the chief operating decision maker are prepared on the basis of the operating results of each of the units.  This may indicate that you have nine operating segments pursuant to paragraph 10 of SFAS 131.  Please advise or revise your disclosure as necessary.

Response:

The Company does not disagree that the internal operating statements used by the chief operating decision maker are prepared on the basis of the operating results of each of these units.  Paragraph 10(b) of SFAS 131 would initially suggest that these are operating segments.  However, management believes that the application of Paragraph 17 of SFAS 131, which outlines the Aggregation Criteria, and Paragraph 73 of SFAS 131, which provides guidance on the Basis for Conclusions for the Aggregation of Similar Operating Segments, allows the Company to treat all of the Company’s operating segments as one reporting segment.  This is because these operating units are similar under the criteria set forth in subsections (a) through (e) of Paragraph 17 of SFAS 131.  The Company has previously outlined each of the similar economic characteristics in detail in its April 9, 2009 response and it believes this produces a strong, compelling case supporting aggregation of the nine operating segments into one reporting segment.  In addition, consistent with Paragraph 73 of SFAS 131 the Company does not believe that separate reporting of segment information will add significantly to an investor’s understanding of the Company because the manufacturing plants have essentially the same future prospects.  In those circumstances, Paragraph 73 of SFAS 131 states that the benefit would be insufficient to justify the disclosure.  The Company respectfully submits that aggregating the Company’s nine manufacturing plants into one reporting segment is consistent with the objective and basic principles of SFAS 131.  The Company further intends to include the additional disclosures in our May 8, 2009 letter and reproduced here in our annual and interim filings.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

1. Comment:
Cash Incentive Compensation, page 7

We note your response to comment 8 in our letter dated April 9, 2009.  However, your disclosure regarding how the cash incentive compensation amounts are calculated is still unclear.  Therefore, in future filings please explain in greater detail how you calculate income before tax as a percentage of net sales from consolidated results of operations and quantify this amount.  Clarify whether the amounts used to calculate this measure are the same as items reflected on your financial statements or whether you adjusted these amounts.  If these amounts were adjusted, explain how.

Response:

This calculation of income before tax (IBT) is Net Sales minus Cost of Goods Sold minus Selling, General and Administrative Expenses minus Other Income, as shown in the audited financial statements (page 19 Fiscal Year 2008 10K) and no adjustments were made.  In the Company’s Fiscal 2009 Proxy Statement, the Company will (a) disclose how it calculates IBT as a percentage of net sales from its consolidated results of operations and (b) quantify such amount of IBT.

2. Comment:
Cash Incentive Compensation, page 7

With respect to the cash bonus plan for Mr. Aspin, please demonstrate to us how disclosing the sales target component would potentially provide competitors information regarding pricing information to gain a competitive advantage over the company.  Explain whether the sales target is based on the Net Sales line item from the Consolidated Statements of Operations in your financial statements.  Please note that unless required by Instruction 2 to Item 402(b) of Regulation S-K, the sales target should be disclosed for previous completed fiscal years contained in the tables.

Response:

The Company respectfully submits that it has adequately explained why the disclosure of the sales target, which is not readily available in the audited financial statements but which is used for Mr. Aspin’s bonus calculation, would be a detriment to the Company’s competitive advantage if disclosed to the public.  Specifically, the Company’s competitors could use the information in discussions with third party customers and could also be detrimental in the Company’s ability to retain and recruit key employees.  The Company believes that the current disclosure is adequate to allow the reader of the proxy a fair understanding of Mr. Aspin’s bonus calculation.  The Company will add additional language in its Fiscal 2009 Proxy Statement to explain this further.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randall J. Hylek

The L. S. Starrett Company
By:  Randall J. Hylek
Treasurer and CFO

cc:           Kim O’Connor, Grant Thornton LLP
Steve Wilcox, Ropes & Gray LLP
Arthur Price, Ropes & Gray LLP